UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41625

Cool Company Ltd.
(Translation of registrant’s name into English)

7 Clarges Street. London W1J 8AE United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS INTERIM REPORT

Included in this Report on Form 6-K are the unaudited condensed consolidated interim financial statements as of and for the six month period ended June 30, 2024 and related Management's Discussion and Analysis of Financial Condition and Results of Operations of Cool Company Ltd. (the “Company” or “CoolCo”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cool Company Ltd.
Date	August 29, 2024	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer of Cool Company Ltd.

		By:	/s/ Johannes P. Boots
Name: Johannes P. Boots
Title: Chief Financial Officer of Cool Company Ltd.

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This report (the “Report”) and any other written or oral statements made by us in connection with this Report may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect our current views with respect to future events and financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect” or the negative of these terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements relating to the expected timing for delivery of our newbuild vessels, any anticipated benefits from the scale and stature of our largest shareholder, the expected benefits from our newbuild vessels and other non-historical statements.

The forward-looking statements in this Report are based upon various assumptions, which are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•general economic, political and business conditions, including sanctions and other measures;
•general LNG market conditions, including fluctuations in charter hire rates and vessel values;
•changes in demand in the LNG shipping industry, including the market for our vessels;
•changes in the supply of LNG vessels;
•our ability to successfully employ our vessels;
•changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for the LNG shipping industry;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East;
•vessel breakdowns and instances of loss of hire;
•vessel underperformance and related warranty claims;
•our expectations regarding the availability of vessel acquisitions;
•our ability to procure or have access to financing and refinancing;
•continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange and interest rates;
•potential conflicts of interest involving our significant shareholders;
•our ability to pay dividends;
•information system failures, cyber incidents or breaches in security;
•adjustments in our ship management business and related costs; and
•other risks indicated in the risk factors included our Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of the Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the six month periods ended June 30, 2024 and 2023.

Throughout this Report, unless otherwise indicated, the terms "CoolCo", "we", "us", "our", the "Company" and the "Group" refer to Cool Company Ltd. or any one or more of its consolidated subsidiaries, as the context requires.

References to “Golar” and "Predecessor" refer to Golar LNG Limited and to any one or more of its consolidated subsidiaries or to all such entities, as the context requires.

We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in our fleet.

Unless otherwise indicated, all references to "U.S. dollars," and "$" in this Report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, references to "Great British Pounds," are to the lawful currency of the United Kingdom, references to "Euro" and "€" are to the lawful currency of the Eurozone including Croatia and references to “Malaysian Ringgit” and “MYR” are to the lawful currency of Malaysia.

You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 ("the 2023 Annual Report").

Overview

CoolCo is an LNGC pure play company with a balanced portfolio of short and longer-term charters, the cash flows from which form the basis of the Company’s dividends for common shareholders. In addition to the built-in and funded growth from the two Newbuild Vessels scheduled for delivery towards the end of 2024, our strategy includes ongoing assessment of opportunities for vessel acquisitions and potential consolidation in a fragmented market segment.

Through its in-house vessel management platform, CoolCo manages and operates its LNG transportation and infrastructure assets for a range of some of the world’s leading companies in addition to providing such services to third parties. CoolCo also benefits from the scale and stature encompassing EPS and its affiliates, as CoolCo’s largest shareholder and the owner of one of the world’s largest independent shipping fleets, which strengthen the Company’s strategic position with regard to shipyards, financial institutions, and access to deal-flow.

Developments in 2024

The significant developments that have occurred since January 1, 2024 are as follows:

•Newbuild Vessel
On May 16, 2024, we announced securing a 14-year charter with GAIL (India) Limited ("GAIL") for one of the two state-of-the-art MEGA LNG carriers currently under order at Hyundai-Samho (the "Newbuild Vessels"), expected to be delivered towards the end of 2024, with the 14-year time charter commencing in early 2025.

•Financing
On March 22, 2024, the Company and a group of lenders under the $520 million term loan facility maturing in May 2029, signed an amendment for a $200 million upsize of this facility (on a delayed drawdown basis) in anticipation of the maturity of the two existing sale and leaseback facilities during the first quarter of 2025. The amendment also includes reduction in the minimum free cash restriction.

•Dividends
In February 2024 and May 2024, the Company declared a cash distribution of $0.41 per common share in respect of the three month periods ended December 31, 2023 and March 31, 2024, respectively, to common shareholders of record as of March 11, 2024 and May 31, 2024, respectively.

Operating and Financial Review

A. Operating Results for the six month period ended June 30, 2024 compared with the six month period ended June 30, 2023

The following discussion and analysis of results of operations and financial condition should be read in conjunction with our financial statements, and related notes of our 2023 Annual Report.

	Six Months Ended June, 30
(in thousands of $, except operating days less scheduled off-hire days and average daily TCE rate)	2024	2023	Change	% Change
Time and voyage charter revenues	155,111	173,239	(18,128)	(10)%
Vessel and other management fee revenues	7,402	7,133	269	4%
Amortization of intangible assets and liabilities arising from charter agreements, net	8,984	8,593	391	5%
Total operating revenues	171,497	188,965	(17,468)	(9)%

Vessel operating expenses	(34,631)	(37,423)	2,792	(7)%
Voyage, charter hire and commission expenses, net	(2,339)	(2,376)	37	(2)%
Administrative expenses	(11,323)	(12,865)	1,542	(12)%
Depreciation and amortization	(37,746)	(38,795)	1,049	(3)%
Other non-operating income	—	42,549	(42,549)	(100)%
Interest income	3,062	4,308	(1,246)	(29)%
Interest expense	(38,858)	(39,348)	490	(1)%
Gains on derivative instruments	15,366	10,704	4,662	44%
Other financial items, net	(1,452)	(807)	(645)	80%
Income taxes	(286)	(134)	(152)	113%

Other Financial Data:
Total time and voyage charter revenues minus voyage, charter hire and commission expenses, net	152,772	170,863	(18,091)	(11)%
Operating days less scheduled off-hire days	1,964	2,072	(108)	(5)%
Average daily TCE rate(1) (to the closest $100)	77,800	82,500	(4,700)	(6)%

(1) Average daily TCE rate is a non-GAAP financial measure and is calculated by taking the total time and voyage charter revenues minus voyage, charterhire and commission expenses, net divided by operating days during a reporting period. Operating days are calculated on a vessel-by-vessel basis and represent the calendar days in a given period that a vessel is in our possession less off-hire days as a result of scheduled repairs, scheduled dry docking or special or intermediate surveys and scheduled lay-ups. See “Item 5. Important financial and operational terms and concepts” in the 2023 Annual Report.

Time and voyage charter revenues: The time and voyage charter revenues decreased by $18.1 million to $155.1 million for the six month period ended June 30, 2024 compared to $173.2 million during the six month period ended June 30, 2023, principally because of idling of one vessel whilst it transitioned to a new charter and one vessel not operating the full period as a result of dry dock maintenance during the six month period ended June 30, 2024.

Amortization of intangible assets and liabilities arising from charter agreements, net: Amortization of intangible assets and liabilities arising from charter agreements, net relates to favorable contract intangible assets and unfavorable contract liabilities which were recognized as part of the acquisition of the Original Vessels and the Acquired Vessels (each, as defined below). We remeasured the below/above market fair value of the existing underlying time charter party (TCP) contracts that we acquired during the spin off from Golar and the subsequent acquisition of the Acquired Vessels. The net amortization income for the six month period ended June 30, 2024 amounted to $9.0 million ($9.5 million amortization income of unfavorable intangible contract liabilities net of $0.5 million amortization expense of favorable intangible contract assets). The amortization income for the six month period ended June 30, 2023 amounted to $8.6 million ($11.1 million amortization income of unfavorable intangible contract liabilities net of $2.5 million amortization expense of favorable intangible contract assets).

Vessel operating expenses: The vessel operating expenses decreased by $2.8 million to $34.6 million for the six month period ended June 30, 2024, compared to the $37.4 million for the six month period ended June 30, 2023, primarily due to the sale of Golar Seal in late March 2023 and increased cost on the Acquired Vessels as these were purchased without inventory in the fourth quarter of 2022.

Administrative expenses: The administrative expenses decreased by $1.5 million to $11.3 million for the six month period ended June 30, 2024 compared to $12.9 million for the six month period ended June 30, 2023, primarily due to non-recurring legal, professional and audit fees associated with the Company's listing on the New York Stock Exchange during the six month period ended June 30, 2023.

Other non-operating income: Other non-operating income of $42.5 million was attributable to the gain on sale of the Golar Seal vessel on March 22, 2023 for the six month period ended June 30, 2023. No similar income was earned during the six month period ended June 30, 2024.

Interest income: Interest income decreased by $1.2 million to $3.1 million for the six month period ended June 30, 2024 compared to $4.3 million for the six month period ended June 30, 2023, primarily due to a decrease in amounts held in fixed deposits for the six month period ended June 30, 2024.

Interest expense: The interest expense decreased by $0.5 million to $38.9 million for the six month period ended June 30, 2024, compared to $39.3 million for the six month period ended June 30, 2023, primarily due to a reduction in the fixed interest rate margin rate component of one of our debt facilities.

Gains on derivative instruments: Gains on derivative instruments represents mark-to-market income on interest rate swaps. Net gains on derivative instruments for the six month period ended June 30, 2024 amounted to a net gain of $15.4 million ($9.1 million unrealized gains on derivative instruments and $6.3 million realized gains) compared to net gain of $10.7 million for the six month period ended June 30, 2023 ($6.4 million unrealized gains on derivative instruments and $4.3 million realized gains).

Other financial items, net: Other financial items, net, increased by $0.6 million mainly due to increased debt financing arrangement fees amounted to $1.5 million for the six month period ended June 30, 2024 compared to $0.8 million for the six month period ended June 30, 2023.

Average daily TCE rate: The average daily TCE rate of $77,800 for the six month period ended June 30, 2024, is 6% lower than the average daily TCE rate of $82,500 for the six month period ended June 30, 2023. This movement is in-line with the decrease in time and voyage charter revenues.

B. Liquidity and Capital Resources

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	Six Months Ended June, 30
(in thousands of $)	2024	2023	Change	% Change
Net cash provided by operating activities	81,369	117,581	(36,212)	(31)%
Net cash (used in) / provided by investing activities	(25,377)	182,996	(208,373)	(114)%
Net cash used in financing activities	(106,829)	(120,207)	13,378	(11)%
Net (decrease) / increase in cash, cash equivalents and restricted cash	(50,837)	180,370	(231,207)	(128)%
Cash, cash equivalents and restricted cash at beginning of period	137,338	133,077	4,261	3%
Cash, cash equivalents and restricted cash at end of period	86,501	313,447	(226,946)	(72)%

Net cash provided by operating activities

Net cash provided by operating activities decreased by $36.2 million to $81.4 million for the six month period ended June 30, 2024 compared to $117.6 million for the six month period ended June 30, 2023. The decrease was primarily due to:

•Higher expenditure as a result of a scheduled dry dock during the six month period ended June 30, 2024; and
•Movement in changes in operating assets and liabilities mainly due to the general timing of working capital which resulted in a decrease in cash provided by operating activities for the six month period ended June 30, 2024 compared to the same period in 2023.

Net cash (used in) / provided by investing activities

The net cash used in investing activities of $25.4 million for the six month period ended June 30, 2024 is comprised of:

•$22.5 million additions to newbuilds mainly attributable to the Newbuild Vessels shipyard installments; and
•$2.7 million additions to vessels relating to advance payments for retrofitting and upgrade costs relating to certain of our vessels;

The net cash provided by investing activities of $183.0 million for the six month period ended June 30, 2023 pertained to cash consideration received from the disposal of the Golar Seal vessel in March 2023.

Net cash used in financing activities

The net cash used in financing activities of $106.8 million during the six month period ended June 30, 2024 is comprised of:

•$58.0 million debt repayments;
•$44.0 million cash dividends paid to shareholders; and
•$4.8 million of financing fees relating to the $520 million term loan facility.

The net cash used in financing activities of $120.2 million during the six month period ended June 30, 2023 is comprised of:

•$144.8 million debt repayments, including $88 million for the Golar Seal related debt;
•$43.5 million cash dividends paid to shareholders; and
•$1.9 million of financing fees relating to the increased borrowing capacity of the $570 million bank facility.

This was partially offset by:

•$70.0 million of proceeds from the $570 million bank facility.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at June 30, 2024:

(in millions of $)	Total Obligation	Remainder of 2024	Due in 2025-2026	Due in 2027-2028	Due Thereafter
CoolCo short-term and long-term debt(1)(2)	948.7	78.4	153.7	448.4	268.2
VIE short-term and long-term debt	60.7	60.7	—	—	—
Interest commitments on long-term debt(3)	175.6	29.0	97.4	42.4	6.8
Operating lease obligations	3.2	0.5	1.2	1.0	0.5
Total	1,188.2	168.6	252.3	491.8	275.5

(1)    The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest.
(2)    The future loan repayments comprise repayments under the $570 million bank facility, the $520 million term loan facility and the Newbuild Vessels pre-delivery facility.
(3)    Our interest commitment on our short-term and long-term debt is calculated based on Secured Overnight Financing Rates ("SOFR") and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rate, commodity price and foreign currency exchange risks. The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analysis presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk

A significant portion of our long-term debt obligation is subject to adverse movements in interest rates. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval. Certain of our current bank and lease financing agreements bear floating interest rates, based on SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

We have entered into interest rate swap agreements with various financial institutions to reduce the interest rate risk associated with fluctuations and exposure to changes in interest rates associated with our financing agreements. As of June 30, 2024, the interest exposure for our $570 million bank facility and $520 million facility has been hedged at 70% at an average fixed rate of 3.42%, which has a notional principal of $633.4 million. These swap agreements, maturing in February 2027, and May, 2029, follow the amortization profile of the $570 million bank facility and $520 million facility, respectively. We may enter into additional financial instruments to manage our exposure to interest rates.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, for instance British Pounds, in relation to our administrative office in the U.K. and Norwegian Kroner, Euros and Malaysian Ringgit, for operating expenses and capital expenditure projects.

We operate principal technical and operations offices in Norway, where the majority of expenses are incurred in NOK. Based on our NOK administrative expenses incurred during the first half of 2024, a 10% depreciation of the U.S. dollar against NOK would have increased our expenses for this period by $0.5 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro. Based on the crew costs incurred during the first half of 2024, a 10% depreciation of the U.S. dollar against the Euro would have increased our crew cost for this period by $1.1 million.

Inflation risk

Inflation has had a modest impact on operating or other expenses; our contracts do not generally contain inflation-adjustment mechanisms and we are subject to risks related to inflation. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy continue to be affected by inflationary pressures this could result in increased operating and financing costs.

Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with either Nordea Bank of Finland PLC, DNB ASA, Danske Bank A/S, SMBC Credit Agricole and Citibank. However, we believe this risk is remote, as these banks are established and reputable establishments with no prior history of default.

Operational Risk

The operation of a liquefied natural gas (“LNG”) carriers (“LNGCs”) has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our LNGCs suffer damage, they may need to be repaired at a dry docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay unexpected dry docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

At a commercial level, additional operational risks include the ability to secure employment contracts on reasonable terms for our vessels and obtaining financing and working capital on reasonable terms.

COOL COMPANY LTD.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Six Months Ended June 30,
(in thousands of $, except per share amounts)	Notes	2024	2023
Time and voyage charter revenues	10	155,111	173,239
Vessel and other management fee revenues		7,402	7,133
Amortization of intangible assets and liabilities arising from charter agreements, net	9	8,984	8,593
Total operating revenues		171,497	188,965

Vessel operating expenses		(34,631)	(37,423)
Voyage, charter hire and commission expenses, net		(2,339)	(2,376)
Administrative expenses		(11,323)	(12,865)
Depreciation and amortization	9, 13	(37,746)	(38,795)
Total operating expenses		(86,039)	(91,459)

Operating income		85,458	97,506

Other non-operating income	6	—	42,549

Financial income/(expense)
Interest income		3,062	4,308
Interest expense		(38,858)	(39,348)
Gains on derivative instruments	7	15,366	10,704
Other financial items, net	7	(1,452)	(807)
Net financial expense		(21,882)	(25,143)

Income before income taxes and non-controlling interests		63,576	114,912
Income taxes, net	8	(286)	(134)
Net income		63,290	114,778
Net income attributable to non-controlling interests		(649)	(943)
Net income attributable to the Owners of Cool Company Ltd.		62,641	113,835

Basic and diluted earnings per share	21	$1.17	$2.12

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended June 30,
(in thousands of $)	2024	2023
Comprehensive income
Net income	63,290	114,778
Comprehensive income	63,290	114,778

Comprehensive income attributable to:
Owners of Cool Company Ltd.	62,641	113,835
Non-controlling interests	649	943
Comprehensive income	63,290	114,778

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of $)	Notes	June 30, 2024	December 31, 2023
			(Audited)
ASSETS
Current assets
Cash and cash equivalents		84,362	133,496
Restricted cash and short-term deposits	5	1,676	3,350
Trade accounts and other receivables		1,933	9,511
Intangible assets, net	9	—	825
Inventories		879	3,659
Other current assets	11	8,213	3,412
Total current assets		97,063	154,253

Non-current assets
Restricted cash		463	492
Intangible assets, net	9	8,534	9,438
Newbuildings	12	206,549	181,904
Vessels and equipment, net	13	1,685,936	1,700,063
Other non-current assets	14	19,150	10,793
Total assets		2,017,695	2,056,943

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	15	175,156	194,413
Trade accounts payable		11,709	12,231
Accrued expenses	5	49,131	42,275
Other current liabilities	16	45,360	43,654
Amounts due to related parties	19	215	757
Total current liabilities		281,571	293,330

Non-current liabilities
Long-term debt	15	827,241	866,671
Other non-current liabilities	17	81,938	90,362
Total liabilities		1,190,750	1,250,363
Commitments and contingencies	20

Equity
Owners' share capital		53,703	53,703
Additional paid-in capital		510,438	509,327
Retained earnings		191,565	172,960
Total Owners' Equity		755,706	735,990
Non-controlling interests	5	71,239	70,590
Total equity		826,945	806,580
Total liabilities and equity		2,017,695	2,056,943

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
(in thousands of $)	2024	2023
Operating activities
Net income	63,290	114,778
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	37,746	38,795
Amortization of intangible assets and liabilities arising from charter agreements, net	(8,984)	(8,593)
Amortization of deferred charges and fair value adjustments	1,876	2,319
Gain on sale of vessels	—	(42,549)
Drydocking expenditure	(8,132)	(4,284)
Compensation cost related to share-based payments	1,111	1,197
Change in fair value of derivative instruments	(9,119)	(6,446)
Change in assets and liabilities:
Trade accounts receivable and other receivables	7,578	(3,885)
Inventories	2,780	387
Other current and other non-current assets	(2,743)	(4,892)
Amounts due to related parties	(542)	(1,270)
Trade accounts payable	(524)	26,966
Accrued expenses	(6,674)	(7,178)
Other current and non-current liabilities	3,706	12,236
Net cash provided by operating activities	81,369	117,581

Investing activities
Additions to vessels and equipment	(2,744)	(872)
Additions to newbuildings	(22,501)	—
Additions to intangible assets	(132)	(432)
Proceeds from sale of vessels and equipment	—	184,300
Net cash (used in) / provided by investing activities	(25,377)	182,996

Financing activities
Proceeds from short-term and long-term debt	—	70,000
Repayments of short-term and long-term debt	(57,963)	(144,828)
Financing arrangement fees and other costs	(4,830)	(1,892)
Cash dividends paid	(44,036)	(43,487)
Net cash used in financing activities	(106,829)	(120,207)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(50,837)	180,370
Cash, cash equivalents and restricted cash at beginning of period	137,338	133,077
Cash, cash equivalents and restricted cash at end of period	86,501	313,447

Supplemental note to the unaudited condensed consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited condensed consolidated statements of cash flows:

(in thousands of $)	June 30, 2024	December 31, 2023	June 30, 2023
Cash and cash equivalents	84,362	133,496	309,419
Restricted cash and short-term deposits (current portion)	1,676	3,350	3,554
Restricted cash (non-current portion)	463	492	474
Cash, cash equivalents and restricted cash at end of period	86,501	137,338	313,447

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six Month Period Ended June 30, 2024
(in thousands of $, except number of shares)	Number of common shares	Owners’ Share Capital	Additional Paid-in Capital(1)	Retained Earnings	Owners' Equity	Non- controlling Interests	Total Equity
Consolidated balance at December 31, 2023 (Audited)	53,702,846	53,703	509,327	172,960	735,990	70,590	806,580
Net income	—	—	—	62,641	62,641	649	63,290
Share based payments contribution	—	—	1,189	—	1,189	—	1,189
Forfeitures of share based compensation	—	—	(78)	—	(78)	—	(78)
Dividends	—	—	—	(44,036)	(44,036)	—	(44,036)
Consolidated balance at June 30, 2024	53,702,846	53,703	510,438	191,565	755,706	71,239	826,945

		Six Month Period Ended June 30, 2023
(in thousands of $, except number of shares)	Number of common shares	Owners’ Share Capital	Additional Paid-in Capital(1)	Retained Earnings	Owners' Equity	Non- controlling Interests	Total Equity
Consolidated balance at December 31, 2022 (Audited)	53,688,462	53,688	507,127	85,742	646,557	68,956	715,513
Net income	—	—	—	113,835	113,835	943	114,778
Share based payments contribution	—	—	1,197	—	1,197	—	1,197
Dividends	—	—	—	(43,487)	(43,487)	—	(43,487)
Consolidated balance at June 30, 2023	53,688,462	53,688	508,324	156,090	718,102	69,899	788,001

(1) Additional paid-in capital refers to the amounts of capital contributed or paid-in over and above the par value of the Company's issued share capital.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COOL COMPANY LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

The Cool Company Ltd. (“CoolCo” or the “Company”) is a private limited liability company incorporated in 2018 under the laws of Bermuda. In the period from the incorporation of CoolCo in October 2018 until early 2022 when the transactions described below occurred, the operations of CoolCo were considered insignificant. Beginning in 2022, CoolCo started engaging in the acquisition, ownership, operation and chartering of liquefied natural gas (“LNG”) carriers (“LNGCs”), and the operation of third party fleets under management agreements. The Company is currently listed on the Euronext Growth Oslo and New York Stock Exchange under the symbol "CLCO".

As used herein and unless otherwise required by the context, the terms “CoolCo”, the “Company”, “we”, “our”, “us” and words of similar import refer to CoolCo or any one or more of its consolidated subsidiaries, or to all such entities.

References to “QPSL” refer to Quantum Pacific Shipping Ltd. and to any one or more of its subsidiaries. References to “EPS” refer to EPS Ventures Ltd., a wholly-owned subsidiary of QPSL.

As of June 30, 2024, CoolCo’s owned fleet comprised of eleven LNGCs, including seven modern tri-fuel diesel electric (“TFDE”) vessels we acquired from Golar LNG Limited (“Golar”) and four vessels, comprising of two modern 2-stroke and two TFDE, acquired from Quantum Crude Tankers Ltd, an affiliate of EPS. CoolCo managed four vessels (including both LNGCs and Floating Storage and Regasification Units (“FSRUs”)) for third parties.

A.Acquisitions from Golar LNG Limited

Golar Shipping and Vessel Management (“GSVM” or "Predecessor”) was a carve-out business of Golar. GSVM was engaged in the acquisition, ownership, operation and chartering LNGCs, previously reported within the 'Shipping' segment by Golar, and the operation of third-party vessels under management agreements, previously reported within the 'Corporate and other' segment by Golar. On January 26, 2022, CoolCo entered into various agreements with Golar, including:

1) Vessel SPA: CoolCo and Golar entered into the Vessel SPA, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities are each the registered or disponent owner or lessee of the following modern TFDE LNG carriers: Golar Seal, Golar Crystal, Golar Ice, Golar Bear, Golar Frost, Golar Glacier, Golar Snow and Golar Kelvin (the "Original Vessels"), each of which operated, as of the acquisition date, under pre-existing time charters of various durations with major energy, utility and commodity trader counterparties. The ninth subsidiary, The Cool Pool Limited, is the entity responsible for the commercial marketing of these LNG carriers. CoolCo sold one of the TFDE LNG carriers, Golar Seal, in March 2023.

The purchase price for each vessel under the Vessel SPA was $145 million per vessel, subject to working capital and debt adjustments. Each acquisition of Golar’s subsidiaries closed on phased completion dates corresponding with the date that the respective Golar subsidiary debt was either refinanced with CoolCo’s $570 million Senior Secured Sustainability Linked Amortizing Term Loan (as described further below, for six of the Golar subsidiaries acquired) or assumed by CoolCo (for two of the Golar subsidiaries acquired, lender consent was obtained for the change of control of the existing sale and leaseback arrangements for the vessels Golar Ice and Golar Kelvin, further described in Note 5 herein), which were all subject to customary conditions precedent. CoolCo’s acquisitions closed on various dates from March 3, 2022 to April 5, 2022.

2) Revolving Credit Facility: CoolCo and Golar also entered into a Revolving Credit Facility (the "RCF") for up to $25.0 million (with a maturity date of January 2024, a fixed interest rate of 5% and a commitment fee of 50 basis points on the undrawn amount) to fund CoolCo’s working capital requirements. On May 28, 2023, CoolCo terminated the RCF and no further commitment fee shall be payable from this date.

3) Transitional Services Agreement: CoolCo and Golar entered into a Transitional Services Agreement (the "TSA"), which was subsequently replaced with the Administrative Services Agreement (the "ASA") pursuant to which Golar provided corporate administrative services to CoolCo for a fixed daily fee. The ASA expired on June 30, 2023.

4) ManCo Agreement: Pursuant to the agreement, CoolCo and Golar agreed that following the conclusion of an internal reorganization of Golar’s management organization, CoolCo acquired Golar’s LNGC and FSRU management organization on June 30, 2022.

On January 26, 2022, CoolCo authorized the issuance of 398,990,000 additional common shares at $1 par value, increasing the total number of authorized common shares to 400,000,000. These additional common shares authorized for issuance have the same rights as the issued and outstanding common shares prior to such date.

On February 17, 2022, CoolCo entered into a Senior Secured Sustainability Linked Amortizing Term Loan of $570.0 million (with a maturity date of March 2027 and an initial interest rate of the Secured Overnight Financing Rate plus 275 basis points) with a syndicate of banks, which CoolCo drew-down contemporaneously with the respective vessel acquisitions to refinance Golar’s existing financing relating to certain of the vessels acquired pursuant to the Vessel SPA, as discussed above.

In February 2022, CoolCo sold 27.5 million common shares at a price of $10.00 per share raising proceeds of $275 million (net: $266.7 million) in a private placement (the “Private Placement”). The proceeds were also used to finance the acquisition of the Original Vessels. As a result of the Private Placement, subsequent acquisitions of CoolCo shares from Golar, EPS at the time became the largest shareholder with 37.5% of CoolCo’s common shares. Golar held 31.3% of the common shares and public shareholders held the remaining common shares. The common shares were listed on Norwegian Over-The-Counter Market (N-OTC) immediately following completion of the Private Placement. On February 22, 2022, CoolCo completed its listing of common shares on the Euronext Growth Oslo. Golar determined that it relinquished control of CoolCo on January 26, 2022.

On June 30, 2022, CoolCo entered into various agreements (the "ManCo SPA") with Golar to purchase Golar's LNG carrier and FSRU management organization. Golar and CoolCo entered into the ManCo SPA (as contemplated in the ManCo Agreement), pursuant to which CoolCo acquired four of Golar's wholly-owned subsidiaries, including agreements to manage third parties' fleets of LNG carriers and FSRUs. Following completion of the transactions contemplated under the ManCo SPA, the employees of such entities became CoolCo employees.

The aggregate amount of purchase consideration under the Vessel SPA and ManCo SPA was $346.2 million. This was comprised of $127.9 million in the form of shares in the Company issued to Golar on each respective entity acquisition date pursuant to Vessel SPA, $211.7 million net cash from acquisition-related refinancing via the Company’s $570 million Senior Secured Sustainability Linked Amortizing Term Loan which was drawn-down contemporaneously with each respective vessel acquisition and Vessel SPA working capital adjustments and the ManCo SPA purchase price of approximately $6.6 million, including working capital adjustments, which was paid in cash. Golar and CoolCo also entered into an ASA, which replaced the TSA, for the provision of IT, accounting, treasury, finance operations and other corporate overhead functions from July 1, 2022 to June 30,2023. The ASA expired on June 30, 2023.

The Company accounted for the acquisitions pursuant to Vessel SPA and ManCo SPA as asset acquisitions.

B. Acquisition from Quantum Crude Tankers Ltd, an affiliate of EPS

On November 10, 2022, pursuant to the Master Sale Agreement (“MSA”), we acquired four special purpose vehicles (the “Acquired Vessel SPVs”) with contracted LNG carriers, the 2021 built 2-stroke Kool Orca, the 2020 built 2-stroke Kool Firn, and the 2015 built TFDE vessels Kool Boreas and Kool Baltic (together the “Acquired Vessels”), from Quantum Crude Tankers Ltd (“QCT”), an affiliate of EPS for an aggregate purchase price of approximately $662.8 million.

In connection with the acquisition, the Company completed a private placement of shares in November 2022 consisting of (i) a primary offering of new shares in the Company and (ii) a secondary offering of existing shares by Golar (the ‘‘Second Private Placement’’). The Company raised gross proceeds equivalent to approximately $170 million (net: $166.0 million) through an issuance of 13,678,462 new shares, and Golar sold 8,046,154 existing shares for approximately $100 million to EPS. The shares sold in the Second Private Placement were placed at a price per new share of NOK 130. Upon completion of this private placement, the Company had a total of 53,688,462 outstanding shares with a par value $1.00 each with EPS acquiring 10,789,728 additional shares as part of the Second Private Placement.

We financed the purchase price of the Acquired Vessels with the net proceeds of the Second Private Placement and assumed debt of $520.0 million (Note 15), resulting in a net cash consideration of $135.2 million.

On November 3, 2022, in connection with the Acquired Vessel acquisitions described above, the Company also entered into an option agreement with an affiliate of EPS to acquire newbuild contracts for a further two 2-stroke LNG carriers that are scheduled to be delivered in the second half of 2024. The option on these two vessels was exercised on June 28, 2023 (Note 12) and the total purchase consideration under the option agreement was approximately $235 million per vessel.

The Original Vessels we acquired pursuant to the Vessel SPA and the Acquired Vessels we acquired pursuant to the MSA are collectively referred to as the ‘‘Vessels’’.

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual financial statements, and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2023, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2023.

a) BASIS OF PREPARATION

The formation and funding of CoolCo and its acquisition of the eight TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar (as described in Note 1) were completed in a series of phased acquisitions. CoolCo commenced meaningful operations from January 27, 2022, the date of the Private Placement from which point it had the means to finance the acquisitions contemplated by the Vessel SPA and ManCo SPA. CoolCo acquired each of the thirteen legal entities from Golar on multiple acquisition dates during the period from March 3, 2022 to June 30, 2022. Refer to Note 1.

b) SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in the preparation of these unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and 2023 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2023, except for those discussed below and disclosed in Note 3.

Use of estimates

The preparation of unaudited condensed consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In assessing the recoverability of our vessels carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, charter rates, vessel operating expenses and drydocking requirements.

Contingencies

In the ordinary course of business, we are subject to various claims, lawsuits and complaints. A contingent loss is recognized in the unaudited condensed consolidated financial statements if the contingency was present at the date of the unaudited condensed financial statements, the likelihood of loss is considered probable and the amount can be reasonably estimated. If we determine that a reasonable estimate of the loss is a range and there is no best estimate within the range, a contingent loss is recognized for the lower amount within the range. A contingent gain is only recognized when the amount is considered realized or realizable. Legal costs are expensed as incurred.

Earnings per share

Basic earnings per share for the period is computed based on the income available to common shareholders and the weighted average number of shares outstanding. For the periods ended June 30, 2024 and June 30, 2023, the basic and diluted EPS is determined as follows: Net income attributable to the owners of Cool Company Ltd. divided by the weighted average number of outstanding common shares.

European Union's Emissions Trading System

The European Union's Emissions Trading System (“EU ETS”) was extended to cover the maritime transportation industry commencing January 1, 2024, with application to all large ships of at least 5,000 gross tonnage. Vessels are in the scope of the scheme for those voyages which begin, end or pass through EU waters. The Company has an obligation to surrender EU ETS emissions allowances (“EUAs”) to the EU for each ton of reported greenhouse gas emissions in the scope of the EU ETS. Where vessels are operated under charters, such EUAs due to the EU are provided to the Company by the charterers pursuant to the terms of the charter hire agreement.

Liabilities in relation to EUAs obligations under the EU ETS, but not yet surrendered, are categorized as “Other current liabilities” if settlement to the EU is due within 12 months of the reporting date, and within “Other non-current liabilities” if settlement is due after 12 months of the reporting date. The liability is based on the the total number of EUAs required to be submitted based on level of emissions occurring on or prior to the period end. For partially completed voyages, the value of the liability is initially estimated using the cost of EUAs that may be required to be submitted at the reporting date, and updated following completion of the voyage. An equal and opposite asset is recognized in relation to EUAs due from charterers, within “Trade accounts and other receivables” assets. EUAs held by CoolCo are categorized as intangible assets, valued at cost. These assets are not subject to amortization but are reviewed for impairment at the reporting date.

As of June 30, 2024, a liability of $1.8 million has been recognized in respect of EUAs obligation due under the EU ETS, together with a related asset for the same amount, receivable from charterers. CoolCo did not hold any EUAs intangible assets at June 30, 2024.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In March 2023, the Financial Accounting Standards Board (the "FASB") issued ASU 2023-01 Leases (Topic 842): Common Control Arrangements. The amendments require all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group. At the end of the lease, a lessee is required to account for the leasehold improvements as a transfer of assets between entities under common control, meaning they would adjust equity (or net assets for not-for-profit entities). The adoption of ASU 2023-01 had no material impact on our unaudited consolidated financial statements.

In July 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This amendment was intended to reduce diversity in practice in the measurement of the fair value of equity securities subject to contractual sale restrictions. For entities that have investments in equity securities that are subject to contractual sale restrictions, the contractual restriction on the sale is not considered part of the unit of account of the equity security, is not considered when measuring fair value and additional disclosures are required. The adoption of ASU 2022-03 had no material impact on our unaudited consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of June 30, 2024:

Standard	Description	Date of Adoption	Effect on our Unaudited Condensed Consolidated Financial Statements or Other Significant Matters for the Period
ASU 2024-01: Compensation — Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards
The ASU adds an example to ASC 718 that describes four fact patterns and illustrates how an entity evaluates common terms and characteristics of profits interests and similar awards to reach a conclusion about whether an award meets the scope conditions in ASC 718-10-15-3.
		January 1, 2026	No material impact expected as a result of the adoption of this ASU.
ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures	The amendments enhance the transparency and decision usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid.	January 1, 2025	No material impact expected as a result of the adoption of this ASU.
ASU 2023-07: Segmental Reporting (Topic 280): Improvements to Reportable Segmental Disclosures	The amendments enhance segmental reporting through expanding the breadth and frequency of segment disclosures.	January 1, 2025	No material impact on disclosures expected as a result of the adoption of this ASU.

4. STRUCTURE

Listed below are the significant entities included in these unaudited condensed consolidated financial statements:

Name	Jurisdiction of Incorporation	Purpose
Cool Company Ltd.	Bermuda	Holding company
Kool Crystal Corporation	Marshall Islands	Owns and operates Kool Crystal
Kool Glacier Corporation	Marshall Islands	Owns and operates Kool Glacier
Kool Ice Corporation (1)	Marshall Islands	Leases Kool Ice (1)
Kool Kelvin Corporation (1)	Marshall Islands	Leases Kool Kelvin (1)
Golar Hull M2021 Corporation	Marshall Islands	Previously Owned and operated Golar Seal
Kool Blizzard Corporation	Marshall Islands	Owns and operates Kool Blizzard
Kool Husky Corporation	Marshall Islands	Owns and operates Kool Husky
Kool Frost Corporation	Marshall Islands	Owns and operates Kool Frost
The Cool Pool Limited	Marshall Islands	Commercial management company
Cool Company Management d.o.o. (formerly Golar Management d.o.o.)	Croatia	Vessel management company
Cool Company Management AS (formerly Golar Management Norway AS)	Norway	Vessel management company
Cool Company Management Ltd	United Kingdom	Management company
Cool Company Management Malaysia Sdn Bhd	Malaysia	Management company
Pernli Marine Limited	Liberia	Owns and operates Kool Baltic
Persect Marine Limited	Liberia	Owns and operates Kool Boreas
Felox Marine Limited	Liberia	Owns and operates Kool Firn
Respent Marine Limited	Liberia	Owns and operates Kool Orca
Kool Panther Corporation	Liberia	Acquirer of the Kool Panther
Kool Tiger Corporation	Liberia	Acquirer of the Kool Tiger

(1) The above table excludes the lessor VIEs that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, special purpose vehicles (“SPVs”) of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have included these entities in our condensed consolidated financial statements. See Note 5 for further details.

5. VARIABLE INTEREST ENTITIES (“VIEs”)

Lessor VIEs

As part of the original transactions that were entered into by Golar (Note 1), the vessels we acquired under the Vessel SPA had been sold and then subsequently leased back on a bareboat charter for a term of seven to ten years, with options available to the Predecessor to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel's respective lease period.

As of June 30, 2024 and June 30, 2023 we leased two vessels (Kool Ice and Kool Kelvin) from lessor VIEs as part of sale and leaseback agreements with ICBC Finance Leasing Co. Ltd. (“ICBCL”) entities.

The equity attributable to ICBCL in Lessor SPVs is included in non-controlling interests in our unaudited condensed consolidated statement of operations and statement of changes in equity within the unaudited condensed consolidated financial statements as of June 30, 2024. As of June 30, 2024 and June 30, 2023, the carrying values of the vessels Kool Ice and Kool Kelvin are reported under “Vessels and equipment, net” in our unaudited condensed consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations.

Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	First repurchase option (in $ millions)	Date of first repurchase option(1)	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
Kool Kelvin	January 2015	ICBCL	204.0	10 years	173.8	January 2020	71.0	January 2025
Kool Ice	February 2015	ICBCL	204.0	10 years	173.8	February 2020	71.0	January 2025

(1) For each of the sale and leaseback arrangements, the first repurchase options were not exercised.

The assets and liabilities of the lessor VIEs that most significantly impact our unaudited condensed consolidated balance sheets are as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
Assets:
Restricted cash and short term deposits	1,676	3,350

Liabilities:
Current portion of long term debt and short term debt (Note 15)(1)	(60,719)	(79,453)
Accrued expenses(2)	(26,644)	(24,827)
Total liabilities	(87,363)	(104,280)

(1) Where applicable, these balances are net of deferred finance charges (Note 15).
(2) Includes accrued interest of lessor VIEs which, although consolidated into our results, we have no control over the arrangements negotiated by these lessor VIEs including repayment profiles.

6. OTHER OPERATING AND NON-OPERATING INCOME

During the six month period ended June 30, 2023, the Company sold the Golar Seal for $184.3 million. The transaction was completed on March 22, 2023 after successful redelivery of the vessel from its last charter to the buyer resulting in a net gain of $42.5 million disclosed under “Other non-operating income”. There is no other operating and non-operating income noted during the six month period ended June 30, 2024.

7. GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

The following table sets forth gains on derivative instruments and other financial items:

	Six Months Ended June 30,
(in thousands of $)	2024	2023
Mark-to-market gains for interest rate swaps	9,119	6,446
Net interest income on undesignated interest rate swaps	6,247	4,258
Gains on derivative instruments	15,366	10,704

Foreign exchange loss on operations	(44)	(13)
Financing arrangement fees and other costs, net	(813)	(696)
Other	(595)	(98)
Other financial items, net	(1,452)	(807)

8. INCOME TAXES

The components of income tax expense are as follows:

	Six Months Ended June 30,
(in thousands of $)	2024	2023
Current tax expense	286	134
Total income tax expense	286	134

Jurisdictions open to examination

The earliest tax year that remains subject to examination by the major taxable jurisdictions in which we operate is 2017 (Norway and Croatia).

9. INTANGIBLE ASSETS, NET

Intangible assets included in current assets relate to intangible assets following the completion of the transactions contemplated by the Vessel SPA, the ManCo SPA and related agreements during 2024 and 2023 and are as follows:

	Favorable Contract Intangible Assets	Assembled Workforce	Customer Relationships	Others	As of June 30, 2024	As of December 31, 2023
(in thousands of $)	Note A	Note B	Note B
Cost	18,900	4,600	3,600	2,081	29,181	29,048
Less: Accumulated amortization	(15,135)	(1,840)	(3,600)	(72)	(20,647)	(18,785)
Net book value	3,765	2,760	—	2,009	8,534	10,263
Presented as:
- Current	—	—	—	—	—	825
- Non-current	3,765	2,760	—	2,009	8,534	9,438
	3,765	2,760	—	2,009	8,534	10,263

A.Favorable Contract Intangible Assets

As part of the acquisition of the Original Vessels TFDE LNG carriers pursuant to the Vessel SPA and the four acquired vessels pursuant to the MSA which were both accounted for as asset acquisitions, the Company remeasured the below / above market fair values of the existing associated time charter party (TCP) contracts that were acquired across the fleet in the pooling arrangement at the respective acquisition dates.

The favorable TCP contracts are included under intangible assets and unfavorable TCP contracts are included as liabilities. As of June 30, 2024, the net book value of favorable contract intangible assets, net of $3.8 million is included within "non-current assets". As of December 31, 2023, the net book value of favorable contract intangible assets, net of $4.3 million is included within "non-current assets". The carrying amount of the unfavorable contracts liabilities of $15.4 million and $79.6 million ($17.0 million and $87.4 million as of December 31, 2023) are included within “other current liabilities” (Note 16) and "other non-current liabilities" (Note 17), respectively.

The net amortization income for the six month period ended June 30, 2024 amounted to $9.0 million ($17.6 million for the year ended December 31, 2023), representing $9.5 million amortization income of unfavorable contract liabilities as of June 30, 2024 ($20.6 million as of December 31, 2023) net of $0.5 million amortization expense of favorable contract intangible assets as of June 30, 2024 ($3.0 million as of December 31, 2023). The net amortization income is included in “Amortization of intangible assets and liabilities arising from charter agreements, net” in the unaudited condensed consolidated statements of operations.

B. Assembled Workforce and Customer Relationships

As part of completion of the ManCo SPA, CoolCo purchased Golar's LNGC and FSRU management organization, pursuant to which CoolCo acquired four of Golar's wholly-owned subsidiaries: Cool Company Management Ltd., Cool Malaysia, Cool Croatia and Cool Norway, including employees of these entities and agreements to manage third parties' fleets of LNGCs and FSRUs.

Upon acquisition pursuant to the ManCo SPA on June 30, 2022, we identified "Assembled workforce" as one of the assets acquired in the asset acquisition and recognized it at fair value on the acquisition date. We also identified "Customer relationships" as one of the assets acquired in the asset acquisition and recognized it at fair value on the acquisition date, which is comprised of the management agreements that we acquired to provide commercial and technical vessel management for third party fleets of LNGCs and FSRUs. The net amortization expense for the six month period ended June 30, 2024 amounted to $1.3 million ($2.6 million as of December 31, 2023) and is included within “Depreciation and amortization” in the unaudited condensed consolidated statements of operations. As of June 30, 2024 and December 31, 2023 there were no impairments of intangible assets.

10. OPERATING LEASES

Rental income

The components of operating lease income were as follows:

	Six Months Ended June 30,
(in thousands of $)	2024	2023
Operating lease income	151,150	171,616
Variable lease income (1)	3,961	1,623
Total operating lease income	155,111	173,239

(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

11. OTHER CURRENT ASSETS

(in thousands of $)	June 30, 2024	December 31, 2023
Prepaid expenses	1,721	1,517
Receivable from charterers (1)	1,807	—
Other receivables (2)	4,685	1,895
Other current assets	8,213	3,412

(1) Receivable from charterers as of June 30, 2024 relates to the EUAs due from charterers under the EU ETS (see Note 2).
(2) Included in “other receivables” as of June 30, 2024 and December 31, 2023 is the current portion of compensation of the debt guarantees provided by Golar of the payment obligations of two of the acquired subsidiaries' debt related to two LNG carriers, Kool Ice and Kool Kelvin.

12. NEWBUILDINGS

On June 28, 2023, the Company exercised its option to acquire two newbuild 2-stroke LNG carriers from QCT, affiliates of EPS. The state-of-the-art MEGA LNG carriers (the “Newbuild Vessels”) are scheduled to deliver from Hyundai Samho Heavy Industries (“HHI”) in Republic of Korea towards the end of 2024.

Each of the two Newbuild Vessels has a total purchase price of approximately $235 million.

As of June 30, 2024, our expenditure for the Newbuilds consists of the following:

(in thousands of $)	June 30, 2024	December 31, 2023
Shipyard Installments (including option exercise price)	202,984	180,687
Onsite Supervision Costs	900	900
Interest cost capitalized	1,754	168
Other Costs	911	149
Total Newbuildings	206,549	181,904

As of June 30, 2024 we have remaining estimated total commitments of approximately $269.6 million for the Newbuild Vessels.

13. VESSELS AND EQUIPMENT, NET

Our vessels and equipment, net consisted of the following:

(in thousands of $)	June 30, 2024	December 31, 2023
Vessels(1)	1,833,528	1,811,295
Office equipment and fittings	1,293	1,258
Less: Accumulated depreciation and amortization	(148,885)	(112,490)
Total vessels and equipment, net	1,685,936	1,700,063

(1)     Vessels includes the conversion and retrofitting cost of $26.8 million (2023:$14.6 million) and capitalized drydocking cost of $13.0 million (2023:$22.1 million). As of June 30, 2024, conversion and retrofitting of certain vessels is in progress, with an estimated total remaining commitment of $34.2 million and depreciation will begin upon completion.

Depreciation charge for the six month periods ended June 30, 2024 and 2023 amounted to $36.3 million and $37.5 million, respectively.

Capitalized deferred drydocking costs included within vessel cost as of June 30, 2024 will be depreciated over the period until the next expected drydocking for each respective vessel.

14. OTHER NON-CURRENT ASSETS

(in thousands of $)	June 30, 2024	December 31, 2023
Mark-to-market asset on interest rate swaps (Note 7)	14,164	5,978
Operating lease right-of-use-assets (1)	3,393	3,918
Investment (2)	1,580	884
Others	13	13
Other non-current assets	19,150	10,793

(1) Operating lease right-of-use-assets mainly comprise of our office leases in Norway, Croatia and Malaysia.
(2) Includes investments at cost in Armada Technologies Limited ("Armada") of $1.6 million as of June 30, 2024 (December 31, 2023: $0.9 million). Armada is a UK-based technology company that has developed a largely passive “air lubrication system” to significantly improve fuel consumption in vessels.

15. DEBT

Long-term and short-term debt was as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
Total long-term and short-term debt (1)	1,002,397	1,061,084
Less: current portion of long-term debt and short-term debt(1)	(175,156)	(194,413)
Long-term debt(1)	827,241	866,671

At June 30, 2024, our debt is broken down further as follows:

(in thousands of $)	CoolCo debt	VIE Debt(2)	Total
Current portion of long-term debt and short-term debt (1)	114,437	60,719	175,156
Long-term debt (1)	827,241	—	827,241
Total(1)	941,678	60,719	1,002,397

(1) The amounts presented in the table above, are net of the deferred charges amounting to $7.1 million as of June 30, 2024 (December 31, 2023: $5.6 million).

Senior Secured Sustainability Linked Amortizing Term Loan

On February 17, 2022, we entered into a senior secured sustainability linked amortizing term loan (the “$570 million bank facility”), which refinanced the debt relating to six of the Original Vessels acquired from Golar, of up to $570.0 million with a maturity date of March 2027 and an initial interest rate of the Secured Overnight Financing Rate ("SOFR") plus 275 basis points with a syndicate of banks, which CoolCo drew-down contemporaneously with the acquisition. The margin will decrease by 5 basis points if specified sustainability performance targets with respect to vessel efficiency ratios are met, or increase to 5 basis points if such targets are not met. Such targets lower each year from 2022 to 2026. In relation to the vessel disposal on March, 22, 2023, we made a prepayment of $88.0 million of debt associated with the Golar Seal.

On June 28, 2023, lender approval was granted for an increase in the debt principal amount of $70 million and a reduction in the $570 million bank facilities interest rate margin from 275 basis points to 225 basis points. The additional debt funding was drawn on June 30, 2023, to fund the conversion of five vessels, including retrofits of sub-coolers for LNG boil-off reliquefaction. The changes in terms of the debt was assessed and accounted for as a debt modification.

As of June 30, 2024, the outstanding balance under the $570 million bank facility amounted to $466.2 million.

$520.0 million term loan facility

On November 10, 2022, in connection with the MSA CoolCo assumed the $520.0 million term loan facility (the "$520 million term loan facility") secured by the four SPVs related to the acquired LNG carriers, Kool Orca, Kool Firn, Kool Boreas and Kool Baltic. The facility matures in May 2029 and carries interest rate based on SOFR plus a margin of 200 basis points.

On March 22, 2024, the $520.0 million term loan facility was amended for a $200 million upsize (on a delayed drawdown basis) in anticipation of the maturity of the two existing sale & leaseback facilities during the first quarter of 2025. The amendment also includes a reduction in the minimum free cash restriction.

As of June 30, 2024, the balance outstanding under the $520.0 million term loan facility amounted to $442.5 million. Pursuant to this facility, CoolCo entered into a guarantee in favor of the lenders.

Newbuild Vessel pre-delivery facility
In October 2023, we entered into agreements with Huaxia Financial Leasing Co. Ltd ("Huaxia") for a pre-delivery credit facility and post-delivery sale and leaseback financing for the Kool Tiger and Kool Panther newbuild vessels (Note 12) scheduled to be delivered to CoolCo towards the end of 2024 from Hyundai Samho Heavy Industries in Republic of Korea.

Under the pre-delivery credit facility, we entered into an agreement with Huaxia to lend us a minimum of 20% and subject to the Company entering into a committed charter contract up to 32.5% of the shipyard price for the Newbuild Vessels. This pre-delivery credit facility is non-amortizing with the principal payable upon delivery of each Newbuild Vessel and the sale of the Newbuild Vessels to a subsidiary of Huaxia under the sale and leaseback arrangement. The pre-delivery facility bears an initial interest rate of SOFR plus a fixed margin of 260 basis points.

As of June 30, 2024, $40.0 million was drawn under the pre-delivery credit facility. As of June 30, 2024, we were in compliance with the financial covenants and obligations under the facility agreement.

Debt restrictions

Many of our debt agreements contain operating and financing restrictions and covenants, which require compliance with certain financial ratios. Such ratios include, but are not limited to, current assets to current liabilities, minimum net worth, minimum value-adjusted equity ratio and minimum free cash restrictions. Further, dividend payments are subject to compliance with such financial covenants and there being no existing events of default.

As of June 30, 2024, we were in compliance with all covenants under our existing debt and lease agreements.

16. OTHER CURRENT LIABILITIES

Other current liabilities is comprised of the following:

(in thousands of $)	June 30, 2024	December 31, 2023
Deferred operating lease and charter hire revenue	23,713	23,645
Unfavorable contract intangibles (Note 9)	15,360	16,998
Current portion of operating lease liability	1,001	1,112
Mark-to-market liability on interest rate swaps	—	933
Debt guarantee liability	365	761
Other payables (1)	4,921	205
Other current liabilities	45,360	43,654

(1) Other payables include the obligations amounting to $1.8 million relating to the EUAs due under the EU ETS (see Note 2).

17. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities is comprised of the following:

(in thousands of $)	June 30, 2024	December 31, 2023
Unfavorable contract intangibles (Note 9)	79,597	87,449
Non-current portion of operating lease liability	2,341	2,910
Others	—	3
Other non-current liabilities	81,938	90,362

18. FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective, hedge our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however we do not anticipate non-performance by any counterparties.

We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The following table summarizes the terms of interest rate swaps as of June 30, 2024:

Instrument (in thousands of $)	Notional amount	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving Floating, pay fixed	633,353	Feb-2027 to May-2029	2.69% to 3.99%

Fair values of financial instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the six month period ended June 30, 2024.

The carrying value and estimated fair value of our financial instruments were as follows:

		June 30, 2024		December 31, 2023
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Cash and cash equivalents(1)	Level 1	84,362	84,362	133,496	133,496
Restricted cash and short-term deposits	Level 1	1,676	1,676	3,842	3,842
Trade accounts and other receivable(2)	Level 1	1,933	1,933	9,511	9,511
Trade accounts payable(2)	Level 1	(11,708)	(11,708)	(12,231)	(12,231)
Current portion of long-term debt and short-term debt (3) (4)	Level 2	(177,570)	(177,570)	(196,305)	(196,305)
Long-term debt (4)	Level 2	(831,917)	(831,917)	(870,342)	(870,342)
Derivatives:
Interest rate swap assets (5)	Level 2	14,164	14,164	5,978	5,978
Interest rate swap liabilities (5)	Level 2	—	—	933	933

(1) The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

(2) The carrying values of trade accounts receivable and trade accounts payable approximate fair values because of the near term maturity of these instruments.

(3) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.

(4) Our debt obligations are recorded at amortized cost in the unaudited condensed consolidated balance sheets. The amounts presented in the table above, are gross of the deferred charges amounting to $7.1 million as of June 30, 2024 (December 31, 2023: $5.6 million).

(5) Derivative assets are presented within other non-current assets on the unaudited condensed consolidated balance sheet. Derivative liabilities are presented within other current liabilities on the unaudited condensed consolidated balance sheet.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are adjusted on a quarterly basis. The fair value measurement of a liability must reflect the non-performance of the entity.

•The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and of our swap counterparty. The mark-to-market gain or loss on our interest rate swaps are not designated as hedges for accounting purposes for the period and are reported within the statement of operations caption "Gain on derivative instruments”.

•The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, for instance British Pounds, in relation to our administrative office in the U.K. and Norwegian Kroner, Euros and Malaysian Ringgit, for operating expenses and capital expenditure projects. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Concentration of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with either Nordea Bank of Finland PLC, DNB ASA, Danske Bank A/S, SMBC, Credit Agricole and Citibank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

19. RELATED PARTY TRANSACTIONS

Transactions with related parties:

The following table sets forth transactions with related parties:

	Six Months Ended June 30,
(in thousands of $)	2024	2023
Ship management fee revenues (a)	—	455
Ship management and administrative service expenses (a)	—	(687)
Insurance commission (b)	(208)	—
Debt guarantee compensation (c)	—	(169)
Commitment fee (d)	—	(20)
Office rental (e)	(36)	(357)
	(244)	(778)

Amounts due to related parties

Balances with related parties consisted of the following:

(in thousands of $)	June 30, 2024	December 31, 2023
Balances due to QPSL and its affiliates (e)	215	757

(a) Ship management fees revenue / Ship management and administrative services expense - Golar through its subsidiary, Golar Management Ltd. ("Golar Management"), charged ship management fees for the provision of technical and commercial management of the vessels. Each of our vessels was subject to management agreements pursuant to which certain commercial and technical management services were provided by Golar. This provision of technical and commercial management services included management of four vessels owned by QPSL, subsequently acquired by the Company in November 2022.

In addition, Golar Management and Golar Management (Bermuda) Ltd., entered into the TSA pursuant to which Golar provided corporate administrative services to CoolCo. On June 30, 2022, upon completion of the CoolCo Disposal, the CoolCo TSA was replaced by the ASA, for the provision of IT, accounting, treasury, finance operations and other corporate overhead functions. The ASA expired on June 30, 2023.

Following the announcement on February 28, 2023 that Golar sold all but one of its remaining shareholding interest in the common shares of the Company to EPS, Golar ceased to be a related party and subsequent transactions with Golar and its subsidiaries are treated as transaction with a third party.

b) Insurance Services – Eastern Pacific Shipping Pte. Ltd., an affiliate of QPSL, provides CoolCo with insurance and claim handling services. The charges during the period ended June 30, 2024 represent the commission paid as a percentage of the gross premium for such insurances placed.

(c) Debt guarantee compensation – Golar agreed to remain as the guarantor of the payment obligations of two of the acquired subsidiaries' debt related to two LNG carriers, Kool Ice and Kool Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances, which as of June 30, 2023: $193.8 million. The compensation amounted to $0.2 million for the six months ended June 30, 2023.

(d) Commitment fee – We entered into a revolving credit facility of $25.0 million from Golar, which was terminated on May 28, 2023. The facility included a fixed interest rate and commitment fees on the undrawn loan of 5% and 0.5% per annum, respectively.

(e) Balances due to QPSL and its affiliates - Payables to QPSL and its affiliates as of June 30, 2024 comprised of office rental. The balance as of December 31, 2023 is comprised primarily of the supervision cost capitalized in the Newbuild Vessels (See Note 12), and office rental.

20. OTHER COMMITMENTS AND CONTINGENCIES

The book value of our Vessels secured under long-term loans was as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
Carrying value of vessels secured against long-term loans	1,685,220	1,699,288

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

21. BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share (“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the year. The Company's earnings per share on the weighted average number of shares outstanding was as follows:

	Six Months Ended June 30,
(in thousands of $, except number of shares and per share data)	2024	2023
Net income attributable to Owners of Cool Company Ltd.	62,641	113,835
Weighted average number of shares outstanding	53,702,846	53,688,462
Basic and diluted earnings per share	$1.17	$2.12

22.  SUBSEQUENT EVENTS

Dividend Distribution

On August 29, 2024, we declared a cash distribution of $0.41 per ordinary share in respect of the three months ended June 30, 2024 to common shareholders of record as of September 9, 2024 and the dividend will be paid on or around September 16, 2024.